EXHIBIT 4.3
LIFEVANTAGE CORPORATION
AMENDMENT TO
DEBENTURES AND WARRANTS
     This Amendment to the Warrants and Debentures (this “Amendment”), is made and entered into as of December 11, 2009, by and among Lifevantage Corporation (the “Company”) and each of those persons (each a “Purchaser” and collectively the “Purchasers”) who invested in the Company pursuant to that certain Securities Purchase Agreement initially dated as of November 18, 2009 (the “Purchase Agreement”). The financing transaction contemplated by the Purchase Agreement is referred to herein as the “Financing Transaction.” Capitalized terms not defined herein shall have the meaning ascribed to them in the Debentures and Warrants, as appropriate.
WITNESSETH:
     Whereas, pursuant to the Purchase Agreement, the Company issued and sold to the Purchasers 8% convertible debentures with an original conversion price of $0.20 (the “Debentures”) and warrants to purchase shares of Common Stock of the Company at an exercise price of $0.50 per share (the “Warrants”);
     Whereas, Section 9(i) of the Debentures provide that any term may be amended with the prior written consent of the Company and the holders of at least a majority of the aggregate principal amount then outstanding under the Debentures (the “Required Debenture Holders”);
     Whereas, Section 6.6 of the Warrants provide that any term may be amended with the prior written consent of the Company and the Holder (the “Required Warrant Holders,” together with the Required Debenture Holders, the “Required Purchasers”);
     Whereas, the Company and the Required Purchasers desire to amend the Warrants and Debentures to modify the definition of “Exempt Issuance” and as otherwise set forth herein;
     Whereas, the Company and the Purchasers are also entering into an amended and restated Purchase Agreement of even date herewith (the “Amended and Restated Purchase Agreement”) in connection with this Amendment and in contemplation of the next closing of the Financing Transaction; and
     Whereas, the Required Purchasers desire to be bound by the terms and conditions of the Amended and Restated Purchase Agreement and have provided the Company with a signed copy of the Amended and Restated Purchase Agreement.
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
     1. Amendment to Debentures. A new section (e) is hereby added to the definition of “Excluded Securities” in Section 1 of the Debentures, which shall read in full as follows:

    (e) shares of Common Stock issued pursuant to the anti-dilution provisions contained in the Debentures and restated warrants, in each case, as amended from time to time, issued, or to be issued, pursuant to the Purchase Agreement or in those certain (i) subscription agreements, as amended from time to time, entered into pursuant to the series of financing transactions that closed on June 30, 2009 and August 5, 3009, (ii) unit subscription agreements, as amended from time to time, entered into pursuant to the series of financing transactions that closed on March 10, 2009, March 26, 2009 and April 6, 2009, and (iii) convertible debentures, as amended from time to time, issued pursuant to the private placement offering that closed on September 26, 2007 and October 31, 2007.
     2. Amendments to Warrants.
          2.1 Definitions. A new section (e) is hereby added to the definition of “Excluded Securities” in Section 5 of the Warrants, which shall read in full as follows:
    (e) shares of Common Stock issued pursuant to the anti-dilution provisions contained in the restated warrants and restated 8% convertible debentures, in each case, as amended from time to time, issued, or to be issued, pursuant to the Purchase Agreement or in those certain (i) subscription agreements, as amended from time to time, entered into pursuant to the series of financing transactions that closed on June 30, 2009 and August 5, 3009, (ii) unit subscription agreements, as amended from time to time, entered into pursuant to the series of financing transactions that closed on March 10, 2009, March 26, 2009 and April 6, 2009, and (iii) convertible debentures, as amended from time to time, issued pursuant to the private placement offering that closed on September 26, 2007 and October 31, 2007.
          2.2 Amendments. Section 6.6 of the Warrants is hereby amended and restated to read in full as follows:
    “6.6 Amendments. This Warrant may be modified or amended or the provisions hereof waived with the prior written consent of the Company and Holders holding Warrants issued pursuant to the Purchase Agreement representing at least a majority of the shares of Common Stock then issuable upon exercise of all such Warrants then outstanding.”
     3. Miscellaneous.
          3.1 Governing Law. This Amendment shall be governed by, and construed in accordance with the laws of the State of Colorado applicable to contracts executed in and to be performed in that state, without reference to conflict of laws principles thereof.

          3.2 Headings; Interpretation. The descriptive headings contained in this Amendment are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Amendment.
          3.3 Counterparts. This Amendment may be executed and delivered (including by facsimile or other electronic transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one (1) and the same agreement.
          3.4 Continuation of Debentures and Warrants. Except as expressly modified by this Amendment, the Debentures and Warrants shall continue to be and remain in full force and effect in accordance with their terms. Any future reference to the Debentures and Warrants shall be deemed to be a reference to the Debentures and Warrants as modified by this Amendment.

     IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first above written.

COMPANY: LIFEVANTAGE CORPORATION
By:
	Name:	Carrie E. Carlander
	Title:	Chief Financial Officer

PURCHASER:
By:
Print:
Title:

[Signature Page to Amendment to Debentures and Warrants]